UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

loanDepot, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53946R106
(CUSIP Number)

Peter Macdonald 6561 Irvine Center Drive Irvine, CA 92618 (949) 470-6237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53946R106	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Hsieh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,477,171[1]
	8.	SHARED VOTING POWER 170,704,554[2]
	9.	SOLE DISPOSITIVE POWER 1,477,171[1]
	10.	SHARED DISPOSITIVE POWER 170,704,554[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,181,725
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.28%[3]
14.	TYPE OF REPORTING PERSON (see instructions) IN
1 Represents shares of Class A Common Stock of the Issuer.
2 Represents shares of Class C Common Stock that are convertible (together with an equivalent number of Common Units) at any time on a one-for-one basis into shares of Class A Common Stock of the Issuer.
3 Based on 20,019,448 shares of the Issuer’s Class A Common Stock outstanding on September 30, 2021 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 and calculated in accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s Class C Shares but conversion of no other Class C Shares. If such calculation were based on the assumption that all Class C shares and all of the Issuer's Class D shares that are convertible (together with an equivalent number of Common Units) at any time on a one-for-one basis into shares of Class A Common Stock of the Issuer, were converted into Class A Shares, the Reporting Person’s beneficial ownership would be 58.38%.

CUSIP No. 53946R106	13D	Page 3 of 6 Pages
Item 1.  Security and Issuer.
This Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock, par value $0.001 per share (“Class A Common Stock”) of loanDepot, Inc., a Delaware corporation (“loanDepot”). The Issuer’s principal executive offices are located at 26642 Towne Centre Drive, Foothill Ranch, California 92610.
Item 2.  Identity and Background.
(a)Anthony Hsieh.
(b)The address of the principal place of business of the Reporting Person is 26642 Towne Centre Drive, Foothill Ranch, California 92610.
(c)    The Reporting Person serves as a member of the Board of Directors, Chairman, and Chief Executive Officer of loanDepot.
(d)-(e)     During the last five years, the Reporting Person, has not been convicted in any criminal proceeding, or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f)    The Reporting Person is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.
 The consideration used to purchase the Class A Common Stock consisted solely of personal funds.
Item 4.  Purpose of Transaction.
In connection with the consummation of the Issuer’s initial public offering of Class A Common Stock on February 10, 2021 (the “IPO”), the Issuer issued 201,422,212 shares of Class C Common Stock, $0.001 par value per share to certain of the continuing members under the Fourth Amended and Restated Limited Liability Company Agreement of LD Holdings Group LLC, dated as of February 11, 2021, by and among the LD Holdings Group LLC and the other parties thereto (the “LLC Agreement”); a copy of which is filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 16, 2021. An aggregate of 170,704,554 of such shares of Class C Common Stock is directly held by JLSA, LLC; JLSSAA Trust; Trilogy Mortgage Investors Six, LLC; Trilogy Mortgage Holdings, Inc; Management Investors Seven, LLC; and Trilogy Management Investors Eight, LLC (the “Class C Stockholders”), each of which is controlled by the Reporting Person. The shares of Class C Common Stock are convertible (together with an equivalent number of Common Units) at any time into shares of Class A Common Stock on a one-for-one basis at the discretion of the Reporting Person, who therefore may be deemed to have beneficial ownership of such shares of Class A Common Stock. In addition, certain executive officers and employees of the Issuer have the right, exercisable monthly, to elect to cause Trilogy Six, Trilogy Seven and Trilogy Eight to exchange a portion of the Class C Common Stock (together with an equal number of Common Units) held for their benefit by such entities for an equal number of shares of Class A Common Stock, par value $0.001 ("Class A Common Stock"), and to cause Trilogy Six, Trilogy Seven and Trilogy Eight, as applicable, to distribute such shares of Class A Common Stock to such persons directly.

The Reporting Person purchased an aggregate of 1,477,171 shares of Class A Common Stock, through JLSSAA Trust, as sole trustee with sole voting and dispositive power over the shares. The shares of Class A Common Stock were acquired through a series of open market purchase transactions at a range of $6.28 - $7.00 executed through a broker over four days on November 3rd, 4th, 5th, and 8th of 2021. Consideration for acquisition of such shares of Class A Common Stock consisted solely of personal funds.

The Reporting Person holds the Class A Common Stock and Class C Common Stock for investment purposes, but may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of the investment in the Issuer.

CUSIP No. 53946R106	13D	Page 4 of 6 Pages

Except as set forth in the preceding paragraph and in Item 6 of this Statement, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Statement. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as the Reporting Person may deem necessary or appropriate in the future.
Item 5.  Interest in Securities of the Issuer.
a.The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 20,019,448 shares of Class A Common Stock issued and outstanding as of September 30, 2021, as reported in the Form 10-Q filed by the Issuer for the quarterly period ended September 30, 2021.

By virtue of the relationship among the Reporting Person and the Class C Stockholders described in Item 2, the Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Class A Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

b.The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 10 of the cover page hereto is incorporated by reference herein and is as of the date hereof.

c.Except for the transactions reported in Item 4, no transactions in the Class A Shares were effected by the Reporting Person in the past 60 days.

d.Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares beneficially owned by the Reporting Person.

e.Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

Stockholders Agreement

In connection with the consummation of the IPO, the Reporting Person and Class C Stockholders entered into a stockholders agreement (the “Stockholders Agreement”) with the Issuer and affiliates of Parthenon Capital Partners (“Parthenon Stockholders”) (and their respective permitted transferees thereunder party thereto from time to time). Pursuant to the Stockholders Agreement, the Parthenon Stockholders have (i) the right to designate two nominees for election to the Issuer’s board of directors so long as such group owns at least 15% of the total voting power of the Issuer’s common stock, and (ii) otherwise one nominee for election to the Issuer’s board of directors so long as such group owns at least 5% of the total voting power of the Issuer’s common stock. Additionally, the Reporting Person and Class C Stockholders have (i) the right to designate two nominees for election to the Issuer’s board of directors so long as such group owns at least 5% of the total voting power of the Issuer’s common stock, and (ii) upon the Parthenon Stockholders’ ceasing to own more than 15% of the total voting power of the Issuer’s common stock, the Reporting Person and Class C Stockholders shall have the right to designate an additional nominee to the Issuer’s board of directors so long as (a) such nominee is independent under the NYSE listing standards and (b) the Reporting Person and Class C Stockholders own greater than 25% of the total voting power of the Issuer’s common stock. The Parthenon Stockholders and the Reporting Person and Class C Stockholders each additionally agree to take all necessary action, including voting their respective shares of common stock, to cause the election of the directors nominated by such other group in accordance with the terms of the Stockholders Agreement, and are each entitled to propose the replacement for any of its board designees whose board service

CUSIP No. 53946R106	13D	Page 5 of 6 Pages
ceases for any reason. The Stockholders Agreement also provides for certain restrictions and rights with respect to transfer and sale of the Issuer’s Class A Common Stock by the parties to the Stockholders Agreement.

This summary of the Stockholders Agreement is qualified in its entirety by reference to the text of the Stockholders Agreement which is incorporated by reference as Exhibit 1 hereto.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Stockholders Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed February 16, 2021)

CUSIP No. 53946R106	13D	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter Macdonald, as Attorney-in-Fact for Anthony Li Hsieh
Anthony Li Hsieh

November 16, 2021